FORM 51-102F3

MATERIAL CHANGE REPORT
NATIONAL INSTRUMENT 51-102

ITEM 1 Name and Address of Company

Hudbay Minerals Inc. ("Hudbay")
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

ITEM 2 Date of Material Change

April 13, 2023

ITEM 3 News Release

A joint news release relating to the material change referred to herein was issued on April 13, 2023 through Globe Newswire and filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") under the profile of Hudbay at www.sedar.com on April 13, 2023.

ITEM 4 Summary of Material Change

On April 13, 2023, Hudbay entered into a definitive arrangement agreement (the "Arrangement Agreement") with Copper Mountain Mining Corporation ("Copper Mountain") which provides for the acquisition by Hudbay of all the issued and outstanding common shares of Copper Mountain (each, a "Copper Mountain Share") pursuant to a court-approved plan of arrangement (the "Arrangement") under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the "BCBCA") for consideration of 0.381 common shares of Hudbay (each, a "Hudbay Share") for each Copper Mountain Share.  Immediately following the completion of the Arrangement, Copper Mountain will be a wholly-owned subsidiary of Hudbay, the Copper Mountain Shares will be delisted from the Toronto Stock Exchange (the "TSX") and the Australian Securities Exchange (the "ASX") and Copper Mountain will apply to cease to be a reporting issuer under the securities legislation of each applicable province and territory of Canada.  Following closing, the Hudbay Shares will continue to be listed and posted for trading on the TSX and the New York Stock Exchange (the "NYSE").

ITEM 5 Full Description of Material Change

The Arrangement

On April 13, 2023, Hudbay entered into the Arrangement Agreement with Copper Mountain which provides for the acquisition by Hudbay of all of the issued and outstanding Copper Mountain Shares pursuant to a court-approved plan of arrangement under Part 9, Division 5 of the BCBCA.  On the terms and subject to the conditions set forth in the Arrangement Agreement, at the effective time of the Arrangement (the "Effective Time"), each Copper Mountain Share (including Company CHESS Depositary Interests ("Copper Mountain CDIs")) will be transferred and assigned to Hudbay in exchange for 0.381 Hudbay Shares (the "Consideration"). Outstanding equity incentive awards of Copper Mountain will be settled in cash and Hudbay Shares, as applicable, in accordance with the terms of the Arrangement.

Immediately following completion of the Arrangement, existing holders of Hudbay Shares ("Hudbay Shareholders") and existing holders of Copper Mountain Shares (including Copper Mountain CDIs) ("Copper Mountain Shareholders") are expected to own approximately 76% and 24% of the then-issued and outstanding Hudbay Shares, respectively, in each case based on the number of Hudbay Shares and Copper Mountain Shares issued and outstanding on April 12, 2023.  The Consideration represents approximately C$2.67 per Copper Mountain Share and a US$439 million equity value of Copper Mountain based on the closing price of the Hudbay Shares on the TSX on April 12, 2023.  The Consideration represents a 23% premium based on Hudbay's and Copper Mountain's 10-day volume-weighted-average share prices on April 12, 2023.

The issuance of Hudbay Shares as consideration pursuant to the Arrangement requires the approval of a simple majority of the votes cast by Hudbay Shareholders present in person or virtually or represented by proxy at a special meeting of shareholders called to consider such issuance (the "Hudbay Meeting") in accordance with the requirements of the TSX (the "Hudbay Shareholder Approval"). The Arrangement requires the approval of (a) at least two-thirds of the votes cast by Copper Mountain Shareholders present in person or virtually or represented by proxy at a special meeting of shareholders called to consider the Arrangement (the "Copper Mountain Meeting"), and (b) to the extent required by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), a majority of the votes cast by Copper Mountain Shareholders present in person or virtually or represented by proxy at the Copper Mountain Meeting, excluding the votes required to be excluded by MI 61-101 (collectively, the "Copper Mountain Shareholder Approval").

Conditions to Completion of the Arrangement

The Arrangement is subject to a number of customary conditions, including, among others: (a) the Hudbay Shareholder Approval; (b) the Copper Mountain Shareholder Approval; (c) the approval of the Arrangement by the Supreme Court of British Columbia (the "Court"); (d) approval under the Competition Act (Canada); (e) the approval for listing of the Hudbay Shares to be issued as consideration pursuant to the Arrangement on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions); (f) the appointment of two of the Copper Mountain directors to the board of directors of Hudbay (the "Hudbay Board"), to be effective at the Effective Time; and (f) Copper Mountain Shareholders not having validly exercised dissent rights in connection with the Arrangement with respect to more than 10% of the issued and outstanding Copper Mountain Shares.

Representations, Warranties and Covenants

The Arrangement Agreement contains customary representations, warranties and covenants by each of Hudbay and Copper Mountain including, among others, covenants by each of Hudbay and Copper Mountain to conduct its business in the ordinary course consistent with past practice during the period between the date of the Arrangement Agreement and the Effective Time and to not engage in certain kinds of transactions or take certain actions during this period without the prior written consent of the other party (subject to certain exceptions specified in the Arrangement Agreement). In addition, each of Hudbay and Copper Mountain has agreed to use its commercially reasonable efforts to obtain necessary regulatory approvals.

Non-Solicitation and Right to Match

Each of Hudbay and Copper Mountain is subject to reciprocal "non-solicitation" restrictions on its ability to, among other things, directly or indirectly solicit, initiate, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal (as defined in the Arrangement Agreement); provided that, in certain circumstances, each of Hudbay and Copper Mountain, as applicable, may engage in or participate in discussions or negotiations with a person or group of persons that has made a bona fide written Acquisition Proposal prior to the receipt of the Hudbay Shareholder Approval or the Copper Mountain Shareholder Approval, respectively.  In addition, in certain circumstances, each of Hudbay and Copper Mountain may terminate the Arrangement Agreement in order to accept a Superior Proposal (as defined in the Arrangement Agreement) following the expiration of a five business day matching period in favour of the other party (where such other party does not "match" the Superior Proposal in accordance with the provisions of the Arrangement Agreement) and subject to the termination fees discussed below.

Termination

The Arrangement Agreement may be terminated in certain customary circumstances including, among others, in circumstances where (a) the Effective Time has not occurred prior to August 15, 2023, (b) any law is enacted, made or enforced that makes consummation of the Arrangement illegal, (c) the Hudbay Shareholder Approval is not obtained, (d) the Copper Mountain Shareholder Approval is not obtained, (e) a material adverse effect in respect of Copper Mountain or Hudbay has occurred, (f) Hudbay or Copper Mountain materially breaches its representations, warranties or covenants contained in the Arrangement Agreement, (g) Hudbay or Copper Mountain materially breaches its non-solicitation obligations, or (h) Hudbay or Copper Mountain accepts a Superior Proposal.

Termination Fee

Under the Arrangement Agreement, a C$69 million termination fee is payable by Hudbay to Copper Mountain in the event that the Arrangement Agreement is terminated in certain customary circumstances (including in connection with a Superior Proposal accepted by Hudbay), and a C$22 million termination fee is payable by Copper Mountain to Hudbay in the event that the Arrangement Agreement is terminated in certain customary circumstances (including in connection with a Superior Proposal accepted by Copper Mountain).

Board Approvals and Fairness Opinions

In connection with the Arrangement, the Hudbay Board has received an oral opinion from TD Securities Inc. to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration payable by Hudbay pursuant to the Arrangement is fair, from a financial point of view, to Hudbay and, after receiving financial and legal advice, the Hudbay Board has unanimously: (a) determined that the entering into of the Arrangement Agreement is in the best interests of Hudbay; and (b) resolved to recommend that shareholders of Hudbay vote in favour of the issuance of Hudbay Shares as consideration pursuant to the Arrangement.

In addition, the board of directors of Copper Mountain (the "Copper Mountain Board") has received an oral opinion from each of CIBC World Markets Inc., as financial advisor to Copper Mountain, and Origin Merchant Partners, as financial advisor to the special committee of independent directors of the Copper Mountain Board (the "Special Committee"), to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Copper Mountain Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Copper Mountain Shareholders (collectively, the "Copper Mountain Fairness Opinions").  The Copper Mountain Board, after receiving financial and legal advice and the Copper Mountain Fairness Opinions and the unanimous recommendation of the Special Committee, has unanimously (a) determined that the Arrangement is fair and reasonable to the Copper Mountain Shareholders and in the best interests of Copper Mountain, and (b) resolved to recommend that Copper Mountain Shareholders vote in favour of the Arrangement.

Governance and Leadership

Under the Arrangement Agreement, Hudbay has agreed to take all actions necessary to ensure that two of the members of the Hudbay Board following the Effective Time will be existing Copper Mountain directors to be mutually agreed upon by the parties.  Hudbay has also agreed to extend offers of employment to two existing senior executives of Copper Mountain to serve as senior executives of Hudbay following the Effective Time.

In light of the Arrangement, Gil Clausen has postponed his previously-announced retirement and will remain as President and Chief Executive Officer of Copper Mountain until the Effective Time.

Support and Voting Agreements

In connection with the Arrangement, the directors and officers of Copper Mountain entered into support and voting agreements with Hudbay (the "Copper Mountain Support and Voting Agreements"), pursuant to which they have agreed, among other things, to vote their Copper Mountain Shares in favour of the Arrangement.  In addition, the directors and officers of Hudbay have entered into support and voting agreements with Copper Mountain (the "Hudbay Support and Voting Agreements", and together with the Copper Mountain Support and Voting Agreements, the "Support and Voting Agreements") pursuant to which they have agreed, among other things, to vote their Hudbay Shares in favour of the issuance of Hudbay Shares as consideration pursuant to the Arrangement.

Shareholder Meetings, Timing and Effects of the Arrangement

Further information regarding the Arrangement will be contained in a joint information circular ("Joint Circular") to be mailed by Hudbay and Copper Mountain to their respective shareholders in connection with the Hudbay Meeting and Copper Mountain Meeting, respectively, which are expected to be held in June 2023. Hudbay Shareholders and Copper Mountain Shareholders are urged to carefully review the Joint Circular once available.

The Arrangement is expected to be completed late in the second quarter or early in the third quarter of 2023.

Following completion of the Arrangement, the Copper Mountain Shares will be delisted from the TSX and the ASX and Copper Mountain will apply to cease to be a reporting issuer under the securities legislation of each applicable province and territory of Canada. The Hudbay Shares will continue to be listed and posted for trading on the TSX and the NYSE.

Disclaimer

The foregoing description of the Arrangement, the Arrangement Agreement, the Support and Voting Agreements and related matters is a summary only and does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement (including the Plan of Arrangement attached thereto) and the Support and Voting Agreements.  A copy of the Arrangement Agreement and the forms of the Support and Voting Agreements have been filed on SEDAR under the profile of Hudbay at www.sedar.com.  The representations, warranties and covenants contained in the Arrangement Agreement and the Support and Voting Agreements were made only for purposes of each such agreement and as of specific dates, were solely for the benefit of the parties to the Arrangement Agreement and the Support and Voting Agreements, as applicable, may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Arrangement Agreement and the Support and Voting Agreements, as applicable, instead of establishing these matters as facts and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors and securityholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Hudbay or Copper Mountain or any of their subsidiaries or affiliates.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7 Omitted Information

None.

ITEM 8 Executive Officer

For further information, please contact:

Candace Brûle
Vice President, Investor Relations
(416) 814-4387
candace.brule@hudbay.com

ITEM 9 Date of Report

April 21, 2023

Forward-Looking Information

This material change report contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay's expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to, statements with respect to the consummation and timing of the Arrangement; approval by Hudbay Shareholders and Copper Mountain Shareholders; the satisfaction of the conditions precedent to the Arrangement; the mailing of the Joint Circular; the strengths, characteristics and potential of the Arrangement; the composition of the Hudbay Shareholders, the composition of the Hudbay Board and Hudbay management following the consummation of the Arrangement; the ability of Hudbay to issue the Consideration pursuant to the Arrangement; expectations regarding the timing, receipt and anticipated effects of court, regulatory and other consents and approvals; the delisting of the Copper Mountain Shares on the TSX and ASX, and the application for Copper Mountain to cease to be a reporting issuer; the impact of the Arrangement on the Hudbay Shareholders, the Copper Mountain Shareholders and other stakeholders and other anticipated benefits of the Arrangement. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, amongst others, risks related to failure to receive approval by Copper Mountain Shareholders or Hudbay Shareholders, the required court, regulatory and other consents and approvals to effect the Arrangement, the potential of a third party making a Superior Proposal to the Arrangement, and the possibility that the Arrangement Agreement could be terminated under certain circumstances.

Forward-looking information is based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Such factors, among other things, include: business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of copper or certain other commodities; change in national and local governments, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); discrepancies between actual and estimated metallurgical recoveries; inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties.

Hudbay undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Additional risks and factors that could affect Hudbay's ability to achieve the expectations set forth in the forward-looking statements contained in this material change report or affect Hudbay's operations or financial results are included in Hudbay's public documents, including in each management's discussion and analysis and Hudbay's most recent annual information form, filed under its SEDAR profile at www.sedar.com.